                                                                             Dec. 11,  2017

U.S. Securities & Exchange Commission

3 World Financial Center

New York, NY  10281

Attn: Megan Miller

Re: Bertolet Capital Trust (registrant)  File 811-21291

Dear Ms. Miller,

This letter is in response to comments provided by you to me on Nov. 20 regarding Registrants’s Annual Report dated Dec. 31, 2016 (Report). Comments are below and followed by Registrant’s response.

1. Comment: Please explain the difference between the $842,785 Payable to Advisor shown on the Report’s Dec. 31 balance sheet and the $776,073 Investment Advisory Fee earned 2016.

Response: The $842,785 is equal to the 2016 advisory fee accrual of $776,073 plus the recapture balance amount of $57,915 (on the NAV report labeled as a negative receivable from Advisor representing fees waived & expenses reimbursed by advisor subsequently recaptured) plus $8,797 of prior year expense adjustments that was never paid to advisor (since paid). Generally speaking, advisory fees earned in a certain year are settled/paid early the following year.

2. Comment: Please disclose the frequency that advisory fees are settled in the statement notes.

Response: The requested change will be made in subsequent Annual Reports.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of  filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-605-7100. Thank you very much.

                                                                           Sincerely,

                                                               /s/       John E.  Deysher, President